FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of March, 2013

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____ No      X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

A press release regarding the operating results of Huaneng Power International, Inc. (the “Registrant”) for the year of 2012, made by the Registrant on March 19, 2013.

To: Business Editor	March 19，2013
(For immediate release)

HUANENG POWER INTERNATIONAL, INC.
ANNOUNCES OPERATING RESULTS FOR 2012

Net profit attributable to equity holders of the Company of RMB5.512 billion representing an increase of 366.95% over 2011

(Beijing, China, March 19, 2013) Huaneng Power International, Inc. (“HPI” or the “Company”) (NYSE： HNP；HKEx：902；SSE：600011) today announced its audited annual operating results for the twelve months ended December 31, 2012 prepared under the International Financial Reporting Standards, in which the Company recorded consolidated operating revenue of RMB133.967 billion (equivalent to approximately USD21.314 billion, based on the exchange rate of USD1 to RMB6.2855 as of December 31, 2012), representing an increase of 0.41% over 2011, and net profit attributable to equity holders of the Company of RMB5.512billion (equivalent to approximately USD0.877 billion), representing an increase of 366.95% over 2011. Earnings per share amounted to RMB0.39 (equivalent to approximately USD0.06), and earnings per ADS amounted to RMB15.60 (equivalent to approximately USD2.48). The Board is satisfied with the Company’s operating results in 2012.

The Board of the Company proposed to declare a cash dividend of RMB0.21 (inclusive of tax) for each ordinary share of the Company held by shareholders.

In 2012, the Company has made new progress on many aspects including power generation, energy saving and environmental protection and project development. The Company exploited the favorable timing of a fall in coal price, overcame difficulties posed by sluggish demand for electricity and intensified market competition, improved management in a positive manner, thereby recorded remarkable growth in operating results, and the indicators for energy saving and environmental protection remained in a leading position among peers, while fulfilled the duties of providing sufficient, reliable and green energy to the society. The operation of Tuas Power Ltd. (“Tuas Power”) in Singapore was stable and the profit ability and sustainability of the Company were further enhanced.

In 2012, the Company overcame difficulties posed by sluggish demand for electricity and intensified market competition, and explored the market through various channels, thus expanding our market shares. Through optimizing the examination and maintenance work of our generating units, the Company has increased its power generation, achieved outstanding performance with utilization hours of its coal-fired generating units ranking the first in many provinces. However, because of the sluggish national demand for electricity and the significant growth in hydropower generation which reduced the market share of coal-fired power, total power generated by the Company’s operating power plants in China amounted to 302.433 billion kWh, representing a decrease of 3.55% year-on-year. The electricity sold aggregated to 285.455 billion kWh, representing a decrease of 3.47% year-on-year. In 2012, the annual average utilization hours of the Company’s domestic coal-fired generating units reached 5,114 hours, which were 149 hours higher than the average utilization hours of the coal-fired generating units in China.

In 2012, the Company purchased a total of 133 million tons of natural coal. The Company continued to cultivate cooperation with major contracted suppliers, leverage on it to actively explore new sources and supply channels for coal, increase its purchase of imported coal, took advantage of the favourable opportunity afforded by the significant decreases in market prices of coal to optimize the purchase structure and means and made effective control of fuel costs. The fuel costs per unit of power sold of the Company’s domestic power plants were RMB249.82 per MWh, representing a decrease of 7.60% compared to last year.

In 2012, the Company led the industry in terms of technical and economic indicators and energy consumption indicator. The average equivalent availability ratio of the Company’s domestic power plants was 94.05%, and its weighted average plant consumption rate was 4.90%. The Company’s average coal consumption rate for the power generated by coal-fired generating units was 295.49 grams/kWh, representing 0.91 grams/kWh lower than that of the same period last year. The Company’s average coal consumption rate for power sold was 310.71 grams/kWh, representing a decrease of 1.39 grams/kWh from the same period last year. The Company kept increasing its efforts in operating, managing, updating and modifying our environmental friendly equipment, fully attained the reduction goals with regard to total emission of sulphur dioxide and nitrogen oxides.

In 2012, the controlled generating capacity of the newly commissioned coal-fired, wind turbine and hydropower generating units of the Company was 4,663 MW, 93.5 MW and 97.5 MW, respectively. In addition, the 1x1,000 MW coal-fired generating unit at Henan Huaneng Qinbei Power Plant Phase III Project (in which the Company owns 60% equity interest) and Singapore Tuas Power Tembusu Multi-Utility Complex Project Phase I (101MW) (which is wholly-owned by the Company) have recently commenced operation. Apart from these, the installed generating capacity of the Company also changed as a result of the change of installed generating capacity of some power generation companies invested by the Company, the Company’s technological improvement to existing generating units and the close-down of generating units. As of March 19, 2013, the Company’s controlled and equity-based generating capacity was 63,857 MW and 57,273 MW, respectively.

In 2012, Tuas Power, a wholly-owned subsidiary of the Company in Singapore maintained safe and stable operation of the generation units throughout the year. Singapore Tuas Power Tembusu Multi-Utility Complex Project and Tuas Power combined cycle generating unit No. 5 are under construction smoothly. With market share (on accumulative basis) in the power generation market for the whole year at 25.2%, Tuas Power realized a net profit attributable to the shareholders of the Company of RMB1.041 billion, which represented a decrease of 18.77% compared to the corresponding period last year. It was mainly attributable to the fact that relatively more new generating units were put into operation in Singapore’s electricity market in 2012, leading to more intense competition in the market.

In 2012, the Company delivered brilliant performance on the capital market. The Company’s A Share was successfully incorporated in the CSI 300 Index, SSE 180 Index and CSI 100 Index, while the Company’s H Share was awarded the “Top Ten Gainer Stocks” among the 2012 “Top 100 Hong Kong Stocks”; the Company was on the list of “Platts Top 250 Global Energy Listed Companies Award” four years in a row and ranked 143rd, at the same time ranked 6th in the category of global independent power producers and energy traders; the Company also made encouraging progress in its corporate culture development and was named the “National Demonstration Base for Corporate Culture”.

In 2013, The Company will strive to attain an annual utilization hour of 5,070 hours with its domestic generating units, and realize an annual power generation of 320 billion kWh at the Company’s domestic power plants. The Company will adhere to its objective of safe production with “zero accident”, increase efforts in marketing, proactively deal with every opportunity and challenge arising from market-oriented reform for fuel, highlight impact of technology innovation on the promotion of energy saving and emission reduction, reinforce operation and fund management by means of complete budget and comprehensive planning, further control controllable costs, intensify fund management and further cut down funding costs.

To ensure the annual power generation target is reached, the Company will further define duties of the regional marketing personnel, further explore potential of the management, take advantage of the price unification of domestic thermal coal, take an active role to encourage tariff increase in regions with lower tariff and recorded persistent loss, further improve work collaboration, strive to increase efficiency power generation during the period with favorable market condition, abundant demand and high margins, continue to optimize the operation of our generating units, endeavor to raise utilization rate and capacity rate of high efficiency and large generating units, boost generation amount by high efficiency generating units. The Company will build up its strength to cope with competition in the fuel market by all means, take advantages of the market-oriented reform for coal, the adjustment of coal supply structure, the synergies developed in the industry chain interconnecting power, coal, port and shipping, improve its procurement of coal and establish linkage and support for coal resources and transportation, manage its costs and retain its gains, adhere to market-oriented operation, carry out procurement based on competitive price comparison, grasp every market opportunity and boost up returns. The Company will also focus on establishing superior energy saving and environmental friendly coal-fired power plants, emphasize to secure and upgrade the energy efficiency of its 1,000 MW and 600 MW ultra-supercritical water-cooled generating units, 600 MW supercritical water-cooled and air-cooled generating units, put forth reform regarding energy saving and emission reduction of the generating units in operation, carry out denitrification, desulphurization and capacity upgrade and electrostatic precipitation for generating units step-by-step, in order to ensure the goals set out in the environmental responsibility statement are being accomplished.
~ End ~

Encl: The 2012 consolidated financial information of the Company and its subsidiaries prepared under IFRS.

About the Company
The Company is one of China's largest listed power producers. Currently, the Company controlled generation capacity of 63,857 MW and equity-based generation capacity of 57,273 MW. The power plants of the Company are located in 19 provinces, municipalities and autonomous regions in China. The Company also has a wholly-owned power company in Singapore.

For enquiries, please contact:
Huaneng Power International, Inc.
Ms. MENG Jing / Ms. ZHAO Lin
Tel:	(8610) 6608 6765 / 6322 6596
Fax:	(8610) 6641 2321
Email:	zqb@hpi.com.cn

Wonderful Sky Financial Group Limited
Mr. Linda Wong / Ms. Yolanda Wang / Ms. Irene Gao / Ms. Shine Li
Tel:	(852) 2851 1038
Fax:	(852) 2865 1638
Email:	lindawong@wsfg.hk / yolandawang@wsfg.hk / irenegao@wsfg.hk / shineli@wsfg.hk

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED)
AS OF DECEMBER 31, 2012

(Amounts expressed in thousands)

	As of December 31, 2012		As of December 31, 2011
	RMB	US$	RMB
ASSETS

Non-current assets
Property, plant and equipment	177,013,627	28,162,219	177,968,001
Investments in associates/jointly controlled entities	14,596,771	2,322,293	13,588,012
Available-for-sale financial assets	3,052,822	485,693	2,301,167
Land use rights	4,297,183	683,666	4,341,574
Power generation licence	4,084,506	649,830	3,904,056
Mining rights	1,922,655	305,887	1,922,655
Deferred income tax assets	532,387	84,701	526,399
Derivative financial assets	13,723	2,183	16,389
Goodwill	14,417,543	2,293,778	13,890,179
Other non-current assets	3,082,894	490,477	2,540,104

Total non-current assets	223,014,111	35,480,727	220,998,536

Current assets
Inventories	7,022,384	1,117,235	7,525,621
Other receivables and assets	2,990,395	475,761	4,600,250
Accounts receivable	15,299,964	2,434,168	15,377,843
Trading securities	93,753	14,916	96,154
Loans to subsidiaries	-	-	-
Derivative financial assets	55,268	8,793	147,455
Bank balances and cash	10,624,497	1,690,319	8,670,015

Total current assets	36,086,261	5,741,192	36,417,338

Total assets	259,100,372	41,221,919	257,415,874

For the convenience of the reader, translation of amounts from Renminbi ("RMB") into United States dollars (US$) has been made at the rate of US$1.00=RMB6.2855 announced by the People's Bank of China on December 31, 2012. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of December 31, 2012, or at any other certain rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (AUDITED) (CONTINUED)
AS OF DECEMBER 31, 2012

(Amounts expressed in thousands)

	As of December 31, 2012		As of December 31, 2011
	RMB	US$	RMB
EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital	14,055,383	2,236,160	14,055,383
Capital surplus	17,719,077	2,819,040	17,816,495
Surplus reserves	7,085,454	1,127,270	7,013,849
Currency translation differences	(35,937)	(5,717)	(570,973)
Retained earnings
-Proposed dividend	2,951,631	469,594	702,769
-Others	14,354,526	2,283,752	11,865,406

	56,130,134	8,930,099	50,882,929

Non-controlling interests	9,830,208	1,563,950	8,674,824

Total equity	65,960,342	10,494,049	59,557,753

Non-current liabilities
Long-term loans	72,564,824	11,544,797	79,844,872
Long-term bonds	22,884,688	3,640,870	17,854,919
Deferred income tax liabilities	2,011,729	320,059	1,993,155
Derivative financial liabilities	837,005	133,164	578,198
Other non-current liabilities	1,247,464	198,467	989,357

Total non-current liabilities	99,545,710	15,837,357	101,260,501

Current liabilities
Accounts payable and other liabilities	19,992,901	3,180,798	25,767,999
Taxes payables	1,275,430	202,916	1,018,541
Dividends payable	70,839	11,270	167,643
Salary and welfare payables	217,967	34,678	230,283
Derivative financial liabilities	88,641	14,102	35,549
Short-term bonds	35,449,763	5,639,927	10,262,042
Short-term loans	27,442,076	4,365,934	43,979,200
Current portion of long-term loans	9,056,703	1,440,888	14,140,270
Current portion of long-term bonds	-	-	996,093

Total current liabilities	93,594,320	14,890,513	96,597,620

Total liabilities	193,140,030	30,727,870	197,858,121

Total equity and liabilities	259,100,372	41,221,919	257,415,874

For the convenience of the reader, translation of amounts from Renminbi (RMB) into United States dollars (US$) has been made at the rate of US$1.00=RMB6.2855 announced by the People's Bank of China on December 31, 2012. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of December 31, 2012, or at any other certain rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (AUDITED)
FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts expressed in thousands, except per share data)

	As of December 31, 2012		As of December 31, 2011
	RMB	US$	RMB

Operating revenue	133,966,659	21,313,604	133,420,769
Tax and levies on operations	(672,040)	(106,919)	(484,019)

Operating expenses
Fuel	(82,355,449)	(13,102,450)	(90,546,192)
Maintenance	(2,846,521)	(452,871)	(2,528,850)
Depreciation	(11,032,748)	(1,755,270)	(11,866,705)
Labor	(5,112,484)	(813,377)	(4,621,667)
Service fees on transmission and transformer facilities of HIPDC	(140,771)	(22,396)	(140,771)
Purchase of electricity	(7,101,878)	(1,129,883)	(8,613,264)
Others	(7,747,828)	(1,232,651)	(5,871,699)

Total operating expenses	(116,337,679)	(18,508,898)	(124,189,148)

Profit from operations	16,956,940	2,697,787	8,747,602

Interest income	175,402	27,906	166,183
Financial expenses, net
Interest expense	(8,897,097)	(1,415,496)	(7,736,186)
Exchange (loss)/gain and bank charges, net	(166,778)	(26,534)	76,474

Total financial expenses, net	(9,063,875)	(1,442,030)	(7,659,712)

Share of profits of associates/jointly controlled entities	622,358	99,015	703,561
Loss on fair value changes of financial assets/liabilities	(1,171)	(186)	(727)
Other investment income	187,131	29,772	93,460

Profit before income tax expense	8,876,785	1,412,264	2,050,367

Income tax expense	(2,510,370)	(399,391)	(868,927)

Net profit	6,366,415	1,012,873	1,181,440

For the convenience of the reader, translation of amounts from Renminbi (RMB) into United States dollars (US$) has been made at the rate of US$1.00=RMB6.2855 announced by the People's Bank of China on December 31, 2012. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of December 31, 2012, or at any other certain rate.

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (AUDITED)
(CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2012

(Amounts expressed in thousands, except per share data)

	For the year ended		December 31,
	2012		2011
	RMB	US$	RMB
Other comprehensive income/ (loss), net of tax
Fair value changes of available-for-sale financial asset	98,516	15,674	(233,738)
Share of other comprehensive income/(loss) of investees accounted under the equity method of accounting	30,070	4,784	(44,928)
Effective portion of cash flow hedges	(325,375)	(51,766)	(409,377)
Translation differences of the financial statements of foreign operations	536,231	85,312	(665,745)

Other comprehensive income/ (loss),
net of tax	339,442	54,004	(1,353,788)

Total comprehensive income/ (loss)	6,705,857	1,066,877	(172,348)

Net profit attributable to:
-Equity holders of the Company	5,512,454	877,011	1,180,512
-Non-controlling interests	853,961	135,862	928
	6,366,415	1,012,873	1,181,440

Total comprehensive income/ (loss) attributable to:
- Equity holders of the Company	5,850,701	930,825	(171,909)
- Non-controlling interests	855,156	136,052	(439)
	6,705,857	1,066,877	(172,348)

Earnings per share attributable to the equity holders of the Company (expressed in RMB per share)

-Basic and diluted	0.39	0.06	0.08

Dividends paid	702,867	111,824	2,807,084

Proposed dividend	2,951,631	469,594	702,769

Proposed dividend per share
(expressed in RMB per share)	0.21	0.03	0.05

For the convenience of the reader, translation of amounts from Renminbi (RMB) into United States dollars (US$) has been made at the rate of US$1.00=RMB6.2855 announced by the People's Bank of China on December 31, 2012. No representation is made that Renminbi amounts could have been, or could be, converted into United States dollars at that rate as of December 31, 2012, or at any other certain rate.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Du Daming

Name: Du Daming
Title: Company Secretary

Date:     March 20, 2013